Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, November 20, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 13 to November 17, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/11/2023	480,354	62.588670	30,064,717.99	XPAR
13/11/2023	276,640	62.601140	17,317,979.37	CEUX
13/11/2023	54,759	62.575384	3,426,565.45	TQEX
13/11/2023	37,255	62.616625	2,332,782.36	AQEU
14/11/2023	503,308	62.622132	31,518,220.01	XPAR
14/11/2023	270,000	62.615114	16,906,080.78	CEUX
14/11/2023	65,000	62.621731	4,070,412.52	TQEX
14/11/2023	40,000	62.630807	2,505,232.28	AQEU
15/11/2023	520,187	62.487686	32,505,281.92	XPAR
15/11/2023	260,000	62.485920	16,246,339.20	CEUX
15/11/2023	60,000	62.496188	3,749,771.28	TQEX
15/11/2023	40,000	62.464937	2,498,597.48	AQEU
16/11/2023	525,015	61.451211	32,262,807.54	XPAR
16/11/2023	270,000	61.449856	16,591,461.12	CEUX
16/11/2023	60,000	61.456002	3,687,360.12	TQEX
16/11/2023	40,000	61.459198	2,458,367.92	AQEU
17/11/2023	525,829	61.737903	32,463,579.80	XPAR
17/11/2023	270,000	61.748075	16,671,980.25	CEUX
17/11/2023	60,000	61.721414	3,703,284.84	TQEX
17/11/2023	35,000	61.746809	2,161,138.32	AQEU
Total	4,393,347	62.171725	273,141,960.55

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).